FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                           REPORT OF FOREIGN ISSUER


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




                          For the month of March, 2007


                                 UNILEVER N.V.
                (Translation of registrant's name into English)

     WEENA 455, 3013 AL, P.O. BOX 760, 3000 DK, ROTTERDAM, THE NETHERLANDS
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

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Exhibit 99 attached hereto is incorporated herein by reference.


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                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                          UNILEVER N.V.

                                                         /S/ A. BURGMANS
                                                         By  A. BURGMANS
                                                             CHAIRMAN


                                                        /S/ J.A.A. VAN DER BIJL
                                                        By  J.A.A. VAN DER BIJL
                                                            SECRETARY

Date: 03/01/2007

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                            EXHIBIT INDEX
                            -------------

EXHIBIT NUMBER              EXHIBIT DESCRIPTION

99                          Notice to Euronext, Amsterdam dated
                            01 March 2007, Unilever UK pensions changes


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Exhibit 99


NEW ARRANGEMENTS FOR UNILEVER UK PENSIONS


Unilever UK today reaffirmed its commitment to its final salary pension scheme for existing employees in the UK but announced that it is proposing to close the scheme to new employees.

The decision follows a thorough review of the company's UK pension arrangements.
  These proposals aim to ensure that the company continues to provide competitive pensions for employees on a sustainable basis, whilst at the same time having greater certainty about the future cost of pensions.

The decision is not related to the current deficit as agreement was reached between the Company and the Trustees on this matter a year ago. Under the terms of the agreement Unilever has committed to make additional payments, including GBP510m in the three years to April 2008, aimed at eliminating the deficit within eight years.

All proposed changes to the UK scheme will need to be agreed by the Fund Trustees and are subject to consultation with employees.

The proposed new UK scheme for new employees, which is intended to take effect later in 2007, will be a hybrid arrangement. There will be a defined benefit component, based on career average, covering pensionable earnings up to a threshold of GBP35,000 pa. Above this threshold there will be a defined contribution component.

From January 1st 2008, employee members of the existing scheme will be asked to increase their contribution to the Fund from five to seven percent of their salary. Alternatively, they will be able to join the new scheme.

Pensioner members and deferred pensioner members will be unaffected by these proposed changes.


                                     -o0o-


1st March, 2007


-          Notes:

* In many countries the Unilever Group operates defined benefit pension plans based on employee pensionable remuneration and length of service. The majority of these plans are externally funded. The Group also provides other post-employment benefits, mainly post-employment medical plans in the United States. These plans are predominantly unfunded. The Group also operates a number of defined contribution plans, the assets of which are held in external funds.

* In December 2005 Unilever announced the establishment of Univest, a new pension asset pooling vehicle which gives the opportunity to leverage the strengths of Unilever and its national-based pension funds.

* Local Unilever pension funds retain full ownership of their assets. All the sub-funds are ring-fenced from one another and enable each individual Unilever pension fund to continue to define its own geographical investment strategy.

*   Unilever UK Pension scheme members:

     o  40,000 pensioners
     o  40,000 deferred pensioners
     o  7,000 active employees

*   Market value of the Unilever UK Pension Fund at 1st January, 2007:
    GBP5.0 billion


Existing scheme

*   The current UK scheme will be subject to the following proposed changes:

     o  Contributions will increase from 5% to 7% effective 1 January 2008

     o "Guaranteed" pension increases linked to inflation will be capped at 2.5% for pension building up from 1 January 2008. The Company will retain the discretion to grant increases above this limit


Proposed new scheme


*   The new UK scheme will have 2 tiers of benefit:

     o A pension based on career average earnings, covering pensionable earnings up to a threshold at outset of GBP35,000. Above the GBP35,000 threshold, there will be a defined contribution arrangement with a Company contribution of 12.5% of earnings. Employees will alternatively be able to take this Company contribution as cash

     o For this package of benefits, employees will pay at 5% on pensionable earnings up to the GBP35,000 threshold - no employee contributions are payable above.

* Existing members of the UK Pension Fund will have the option to switch to the proposed new scheme


About Unilever

Unilever's mission is to add vitality to life. We meet everyday needs for nutrition, hygiene and personal care with brands that help people feel good, look good and get more out of life.

Unilever is one of the world's leading suppliers of fast moving consumer goods with strong local roots in more than 100 countries across the globe. Its portfolio includes some of the world's best known and most loved brands including twelve EUR1 billion brands and global leadership in many categories in which the company operates. The portfolio features brand icons such as Knorr, Hellmann's, Wall's, Flora, Bertolli, Dove, Lux, Lynx, Persil, Domestos, and Marmite.

Unilever has around 179,000 employees in approaching 100 countries and generated annual sales of EUR40 billion in 2006. For more information about Unilever and its brands, please visit www.unilever.com.



SAFE HARBOUR STATEMENT:

This announcement may contain forward-looking statements, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as 'expects', 'anticipates', 'intends' or the negative of these terms and other similar expressions of future performance or results, including financial objectives to 2010, and their negatives are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Group. They are not historical facts, nor are they guarantees of future performance. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements, including, among others, competitive pricing and activities, consumption levels, costs, the ability to maintain and manage key customer relationships and supply chain sources, currency values, interest rates, the ability to integrate acquisitions and complete planned divestitures, physical risks, environmental risks, the ability to manage regulatory, tax and legal matters and resolve pending matters within current estimates, legislative, fiscal and regulatory developments, political, economic and social conditions in the geographic markets where the Group operates and new or changed priorities of
the Boards.   Further details of potential risks and uncertainties affecting the
Group are described in the Group's filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including the Annual Report & Accounts on Form 20-F. These forward-looking statements speak only as of the date of this announcement. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.